VIA ELECTRONIC MAIL

September 5, 2007

Securities and Exchange Commission

100 F. Street, N.W.

Washington, D.C., 20549

Attention: Ms. Christina E. Chalk

Special Counsel, Office of Mergers and Acquisitions

Division of Corporate Finance

Dear Ms. Chalk:

We are writing on behalf of our clients, Infinity World Investments LLC, a newly formed Nevada limited liability company (the “Purchaser”), and its indirect wholly-owned parent, Dubai World, a decree entity of the Government of Dubai, United Arab Emirates (“Dubai World”), following our telephone conversation with you on September 4, 2007. In that conversation, you requested a summary of the potential third party financing arrangements in connection with the tender offer (the “Tender Offer”) by the Purchaser and Dubai World for up to 14,200,000 shares of common stock of MGM MIRAGE, a Delaware corporation.

Purchaser and Dubai World are seeking to finance a portion of the purchase price for both (i) the Tender Offer and (ii) the purchase of an additional 14,200,000 common shares directly from MGM MIRAGE (the “Direct Purchase” and, collectively with the 14,200,000 common shares to be purchased pursuant to the Tender Offer, the “Share Purchases”) from third party sources. In that regard, Dubai World has received commitments for up to $1,200,000,000 of margin financing for the Share Purchases, subject to customary conditions and the negotiation and execution of definitive facility documentation (the “Share Purchase Financing”). Neither the Tender Offer nor the Direct Purchase, however, is conditioned upon the receipt of the Share Purchase Financing as the Purchaser, through Dubai World, will have sufficient working capital to pay for both the Tender Offer and the Direct Purchase.

The Share Purchase Financing is currently being negotiated by the Purchaser and its representatives and the lenders and their representatives. The current principal terms of the Share Purchase Financing are as follows:

Borrower/Counterparty: Infinity World Investments LLC (i.e., Purchaser).

Lead Banks: Credit Suisse, Deutsche Bank AG, London Branch and Royal Bank of Scotland plc.

Purpose: To finance up to 50% of the purchase price for up to 9.5% of the total outstanding shares of common stock of MGM MIRAGE (approximately 28.4 million shares based on the number of shares presently outstanding).

Facility Amount: The lesser of (A) $1,200,000,000 and (B) the product of (i) the initial loan-to-value ratio (50%), (ii) the closing price per share of MGM MIRAGE’s common stock as reported on the NYSE on the trading day immediately prior to the date of borrowing and (iii) the number of shares of MGM MIRAGE’s common stock purchased by Purchaser utilizing the facility.

Collateral: A pledge of MGM MIRAGE’s common stock purchased by Purchaser utilizing the facility, not to exceed 9.5% of the total outstanding shares (the “Pledged Shares”).

Margin Calls: Cash margin call if on any day the loan-to-value ratio exceeds 57.14%.

Events of Default/Termination Rights: The facility will include customary events of default and termination rights, including (i) if at any time the loan-to-value ratio (inclusive of any cash collateral) shall exceed 58.82%, or (ii) the daily liquidity of MGM MIRAGE’s common stock on the NYSE over a period of 20 consecutive trading days falls below $80,000,000.

Bank Remedies: The Banks shall have customary remedies upon the occurrence of an event of default, including acceleration of the obligations of Purchaser under the facility and foreclosure on the Pledged Shares. In the event the Banks elect to foreclose on the Pledged Shares through a public resale or one or more privately negotiated transactions, then Dubai World shall have a right of first refusal to purchase such Pledged Shares.

Contingent Liquidity Facility: If, on or after the date of any acceleration of Purchaser’s obligations under the facility, the Banks propose to foreclose on any Pledged Shares and, in the reasonable judgment of the Banks, the Pledged Shares are not then freely saleable under either an effective registration statement or without volume restrictions pursuant to Rule 144, then the Banks may elect to cause Dubai World to purchase the Pledged Shares.

Dubai World intends to draw upon cash-on-hand and the credit facilities of Dubai World and its affiliates to fund the balance of the purchase price for the Share Purchases by the Purchaser.

Sincerely,

/s/ ROB R. CARLSON

Rob R. Carlson

for PAUL, HASTINGS, JANOFSKY & WALKER LLP